                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                             _____________________


                                   FORM 11-K

                             _____________________


(Mark One)

                 [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended June 30, 1994


                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from ________ to ________

Commission file number 1-3863

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Harris Corporation Retirement Plan
                                  Harris Corporation Union Retirement Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Harris Corporation
                                  1025 W. NASA Blvd.
                                  Melbourne, Florida 32919

                               HARRIS CORPORATION
                                RETIREMENT PLAN
                                      and
                    HARRIS CORPORATION UNION RETIREMENT PLAN

                            ------------------------

                              FINANCIAL STATEMENTS

                        as of June 30, 1994 and 1993 and
                            for the years then ended
                               and report thereon

                                     ------

                               Harris Corporation
                          Retirement Plan Master Trust

                          Audited Financial Statements
                           and Supplemental Schedules

                       Years ended June 30, 1994 and 1993




                                    CONTENTS



Report of Independent Certified Public Accountants......................  1

Audited Financial Statements

Statements of Assets Available for Plan Benefits .......................  2
Statements of Changes in Assets Available for Plan Benefits ............  6
Notes to Financial Statements........................................... 10

Supplemental Schedules

Assets Held for Investment.............................................. 16
Transactions or Series of Transactions in Excess of Five Percent
 of the Current Value of Plan Assets..................................... 36

[logo] Ernst & Young LLP   * CERTIFIED PUBLIC ACCOUNTANTS  * Phone: 407 872 6600
                             Suite 1700
                             390 North Orange Avenue
                             Orlando, Florida 32801-1671



              Report of Independent Certified Public Accountants

Investment Committee
Harris Corporation Retirement Plan

We have audited the accompanying statements of assets available for plan benefits of the Harris Corporation Retirement Plan Master Trust (the "Plan") as of June 30, 1994 and 1993, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at June 30, 1994 and 1993, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment and series of transactions in excess of five percent of the current value of Plan assets as of June 30, 1994 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


                                        /s/ Ernst & Young LLP

September 30, 1994

                Harris Corporation Retirement Plan Master Trust

                Statements of Assets Available for Plan Benefits

                                 June 30, 1994

                                          BALANCED          SHORT-TERM          MONEY MARKET       EQUITY INCOME
                                            FUND            BOND  FUND              FUND                FUND
                                        ------------        ------------        ------------       ------------
ASSETS
Investments (Note 3):

U.S. Government securities              $153,920,234        $ 64,508,208         $   990,447       $          -
Corporate debt securities                 92,953,883          54,863,153           7,841,155                  -

Corporate preferred and common stock     247,917,667                   -                   -        147,722,780
Wells Fargo Bank Index Fund               69,256,443                   -                   -                  -

J.P. Morgan commingled real estate fund   24,448,259                   -                   -                  -
Participant loans                                  -                   -                   -                  -
Unallocated insurance contracts                    -                   -                   -                  -
                                        ------------        ------------        ------------       ------------
Total investments                        588,496,486         119,371,361           8,831,602        147,722,780

Receivables:

Contribution receivable from Harris
 Corporation                              20,618,310                   -                  -                   -
                                        ------------        ------------        ------------       ------------
Accrued interest and dividends
 receivable                                3,800,669           1,044,240              24,704                  -
                                        ------------        ------------        ------------       ------------
                                          24,418,979           1,044,240              24,704                  -
Cash and cash equivalents
     (Note 2)                             36,048,370           4,274,456           2,302,836                  -
                                        ------------        ------------        ------------       ------------
Assets available for plan benefits      $648,963,835        $124,690,057        $ 11,159,142       $147,722,780
                                        ============        ============        ============       ============

See accompanying notes.





                                                                   HARRIS
EQUITY INDEX FUND       STABLE VALUE            GROWTH           CORPORATION               LOAN
       FUND                 FUND                 FUND             STOCK FUND               FUND               TOTAL
- - -----------------    -----------------    -----------------    -----------------    -----------------    ----------------



$               -    $               -    $               -    $               -    $               -       $ 219,418,889
                -                    -                    -                    -                    -         155,658,191

                -                    -           71,237,273            2,001,242                    -         468,878,962
       71,332,104                    -                    -                    -                    -         140,588,547

                -                    -                    -                    -                    -          24,448,259
                -                    -                    -                    -           40,405,954          40,405,954
                -          194,629,252                    -                    -                    -         194,629,252
- - -----------------    -----------------    -----------------    -----------------    -----------------    ----------------
       71,332,104          194,629,252           71,237,273            2,001,242           40,405,954       1,244,028,054




                -                    -                    -                    -                    -          20,618,310
- - -----------------    -----------------    -----------------    -----------------    -----------------    ----------------

                -               23,434                    -                1,919                    -           4,894,966
- - -----------------    -----------------    -----------------    -----------------    -----------------    ----------------
                -               23,434                    -                1,919                    -          25,513,276

                1            1,666,512                    -               10,727                    -          44,302,902
- - -----------------    -----------------    -----------------    -----------------    -----------------    ----------------
     $ 71,332,105         $196,319,198         $ 71,237,273         $  2,013,888         $ 40,405,954      $1,313,844,232
=================    =================    =================    =================    =================    ================




                                                                                                                     3

               Harris Corporation Retirement Plan Master Trust

               Statements of Assets Available for Plan Benefits

                                June 30, 1993

                                                BALANCED          SHORT-TERM        MONEY MARKET      EQUITY INCOME
                                                  FUND            BOND  FUND            FUND              FUND
                                              ------------       ------------       ------------       ------------
 ASSETS
 Investments (Note 3):

 U.S. Government securities                   $147,218,142       $ 95,557,708        $         -       $          -
 Corporate debt securities                      92,000,442         45,358,621                  -                  -

 Corporate preferred and common stock          219,210,142                  -                  -        117,890,084
 Wells Fargo Bank Index Fund                    61,435,107                  -                  -                  -

 J.P. Morgan commingled real estate fund        23,038,273                  -                  -                  -
 Participant loans                                       -                  -                  -                  -
 Unallocated insurance contracts                         -                  -
                                              ------------       ------------       ------------       ------------
 Total investments                             542,902,106        140,916,329                  -        117,890,084

 Receivables:

 Contribution receivable from
   Harris Corporation                           16,025,634                  -                  -                  -

 Accrued interest and dividends
   receivable                                    4,021,121          1,553,568             19,241                  -
                                              ------------       ------------       ------------       ------------
                                                20,046,755          1,553,568             19,241                  -
 Cash and cash equivalents
  (Note 2)                                      54,336,750         (2,400,607)         7,470,062                  -
                                              ------------       ------------       ------------       ------------
 Assets available for plan benefits           $617,285,611       $140,069,290       $  7,489,303       $117,890,084
                                              ============       ============       ============       ============

See accompanying notes.




EQUITY INDEX      STABLE VALUE         GROWTH             LOAN
    FUND             FUND               FUND              FUND              TOTAL
- - ------------      ------------      ------------      ------------       ------------



$         -       $          -       $         -      $          -      $ 242,775,850
          -                  -                 -                 -        137,359,063

          -                  -        70,263,135                 -        407,363,361
 64,244,345                  -                 -                 -        125,679,452

          -                  -                 -                 -         23,038,273
          -                  -                 -        31,713,781         31,713,781
          -        182,926,359                 -                 -        182,926,359
- - ------------      ------------      ------------      ------------       ------------
  64,244,345       182,926,359        70,263,135        31,713,781      1,150,856,139





           -                 -                 -                 -         16,025,634

       2,660             8,105                 -                 -          5,604,695
- - ------------      ------------      ------------      ------------       ------------
       2,660             8,105                 -                 -         21,630,329

     924,239            13,386                 -                 -         60,343,830
- - ------------      ------------      ------------      ------------       ------------
$ 65,171,244      $182,947,850      $ 70,263,135      $ 31,713,781     $1,232,830,298
============      ============      ============      ============      =============

                Harris Corporation Retirement Plan Master Trust

          Statements of Changes in Assets Available for Plan Benefits

                                 June 30, 1994



                                                  BALANCED          SHORT-TERM        MONEY MARKET       EQUITY INCOME
                                                    FUND            BOND  FUND            FUND               FUND
                                                ------------       ------------       ------------       ------------
Increases:
 Investment income                              $ 23,873,300       $  7,358,542       $    297,280        $ 4,528,658
 Cash contributions from Harris
  Corporation under profit-sharing program        20,618,310                  -                  -                  -
 Cash contributions from Harris
  Corporation and participants under
  deferred income program                         26,534,131         12,413,194          1,058,110         13,671,898
                                                ------------       ------------       ------------       ------------
                                                  71,025,741         19,771,736          1,355,390         18,200,556

Net participants' transfers between funds         (1,609,830)       (20,832,105)         3,239,086         15,417,076

Decreases:
 Benefits paid directly to participants           24,610,515          8,247,658            915,342          5,858,835
 Administrative expenses                           2,336,306            401,424              9,295             41,873
                                                ------------       ------------       ------------       ------------
                                                  26,946,821          8,649,082            924,637          5,900,708

 Net (depreciation) appreciation in
  fair value of investments                      (10,790,866)        (5,669,782)                 -          2,115,772
 (Note 3)                                       ------------       ------------       ------------       ------------

 Net increase (decrease) in assets
  available for Plan benefits                     31,678,224        (15,379,233)         3,669,839         29,832,696

 Assets available for Plan benefits at
  beginning of year                              617,285,611        140,069,290          7,489,303        117,890,084
                                                ------------       ------------       ------------       ------------
 Assets available for Plan benefits at
  end of year                                   $648,963,835       $124,690,057       $ 11,159,142       $147,722,780
                                                ============       ============       ============       ============

See accompanying notes.


                                                                      HARRIS
 EQUITY INDEX          STABLE VALUE             GROWTH          CORPORATION STOCK            LOAN
     FUND                  FUND                  FUND                  FUND                  FUND                 TOTAL
- - --------------        --------------        --------------        --------------        --------------        --------------

$    2,002,631        $   12,531,062        $       70,277        $       20,224        $    2,352,520        $   53,034,494

             -                     -                     -                     -                     -            20,618,310

     8,354,985            13,382,878            10,082,250             2,117,144                     -            87,614,590
- - --------------        --------------        --------------        --------------        --------------        --------------
    10,357,616            25,913,940            10,152,527             2,137,368             2,352,520           161,267,394



       (82,615)              (48,414)           (3,945,864)                    -             7,862,666                     -


     2,823,397            12,239,383             2,664,342                10,910             1,523,013            58,893,395
        75,194               254,795                30,245                     1                     -             3,149,133
- - --------------        --------------        --------------        --------------        --------------        --------------
     2,898,591            12,494,178             2,694,587                10,911             1,523,013            62,042,528


    (1,215,549)                    -            (2,537,938)             (112,569)                    -           (18,210,932)
- - --------------        --------------        --------------        --------------        --------------        --------------


     6,160,861            13,371,348               974,138             2,013,888             8,692,173            81,013,934


    65,171,244           182,947,850            70,263,135                     -            31,713,781         1,232,830,298
- - --------------        --------------        --------------        --------------        --------------        --------------

$   71,332,105        $  196,319,198        $   71,237,273        $    2,013,888        $   40,405,954        $1,313,844,232
==============        ==============        ==============        ==============        ==============        ==============

                                                                                                                          7


                                                 Harris Corporation Retirement Plan Master Trust

                                           Statements of Changes in Assets Available for Plan Benefits

                                                                  June 30, 1993
                                          BALANCED           SHORT-TERM         MONEY MARKET        EQUITY INCOME
                                            FUND             BOND  FUND             FUND                FUND
                                        ------------        ------------        ------------        ------------
 Increases:
 Investment income                      $ 25,617,981        $  8,511,921        $    255,942        $  3,744,137

 Cash contributions from Harris
  Corporation under profit-sharing
  program                                 16,025,634                   -                   -                   -

 Cash contributions from Harris
  Corporation and participants under
  deferred income program                 27,342,896          13,071,468           1,231,214          11,867,942
                                        ------------        ------------        ------------        ------------
                                          68,986,511          21,583,389           1,487,156          15,612,079

 Net participants' transfers between
  funds                                  (19,500,143)        (14,834,433)         (2,041,665)         (6,074,836)

 Decreases:
 Benefits paid directly to participants   17,409,000          11,800,722             484,907           5,268,555

 Administrative expenses                   2,293,013             303,625              19,266                   -
                                        ------------        ------------        ------------        ------------
                                          19,702,013          12,104,347            504, 173           5,268,555

 Net appreciation in fair value of
  investments                             44,054,798           2,287,847                   -          10,577,348
                                        ------------        ------------        ------------        ------------
 Net increase (decrease) in assets
  available for Plan benefits             73,839,153         (3,067,544)          (1,058,682)         14,846,036

 Assets available for Plan benefits at
  beginning of year                      543,446,458        143,136,834            8,547,985         103,044,048

 Assets available for Plan
  benefits end of year                  $617,285,611       $140,069,290         $  7,489,303        $117,890,084
                                        ============       ============         ============        ============

                                                                                                           8
See accompanying notes.


EQUITY INDEX         STABLE VALUE            GROWTH                LOAN
     FUND                FUND                 FUND                 FUND                TOTAL
- - ------------         ------------         ------------       --------------       --------------

$  1,624,938         $ 13,659,495         $    123,549       $    2,265,721       $   55,803,684



           -                    -                    -                    -           16,025,634

   7,120,956           15,734,497            6,753,614                    -           83,122,587
- - ------------         ------------         ------------       --------------       --------------
   8,745,894           29,393,992            6,877,163            2,265,721          154,951,905


   7,961,071          (28,087,566)          61,432,387            1,145,185                    -


   1,709,976           11,343,007              846,247            1,279,909           50,142,323

      28,896              190,680                    -                    -            2,835,480
- - ------------         ------------         ------------       --------------       --------------

   1,738,872           11,533,687              846,247            1,279,909           52,977,803

   5,368,370                    -            2,799,832                    -           65,088,195
- - ------------         ------------         ------------       --------------       --------------

  20,336,463          (10,227,261)          70,263,135            2,130,997          167,062,297


  44,834,781          193,175,111                    -           29,582,784        1,065,768,001
- - ------------         ------------         ------------       --------------       --------------

$ 65,171,244         $182,947,850         $ 70,263,135       $   31,713,781       $1,232,830,298
============         ============         ============       ==============       ==============

                                                                                            9

                Harris Corporation Retirement Plan Master Trust

                         Notes to Financial Statements

                                 June 30, 1994

1. DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The Harris Corporation (the "Corporation") Retirement Plan Master Trust (the "Master Trust") includes the Harris Corporation Retirement Plan and the Harris Corporation Union Plan (the "Plans"). The Harris Corporation Union Plan includes all domestic employees covered by a collective bargaining agreement who have completed one year of credited service. The Harris Corporation Retirement Plan includes substantially all other domestic employees who have completed one year of credited service and who are not covered by a defined benefit plan.

At June 30, 1993 the Master Trust included the Revised Harris Corporation Retirement Plan, the Harris Corporation Union Plan, the Harris Savings Plan and the Harris Tax Deferred Savings Plan. During 1994, the Revised Harris Corporation Retirement Plan, the Harris Savings Plan and the Harris Tax Deferred Savings Plan were merged into one plan, the Harris Corporation Retirement Plan. The Harris Savings Plan included all domestic employees of Allied Broadcast Equipment Corporation who attained age twenty-one and completed one year of credited service. The Harris Tax Deferred Savings Plan included all domestic employees of Harris Technical Services Corporation who attained age twenty-one and who completed one year of credited service.

The Harris Corporation Retirement Plan and the Harris Corporation Union Plan share a common Profit-Sharing Program and Deferred Income Savings Program. The Corporation's annual contribution to the Balanced Fund under the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted consolidated net income as defined under the plan documents, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6% of eligible compensation.

Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plans. Payback periods range from one to 4-1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of their 401 (k) plan contributions.

                Harris Corporation Retirement Plan Master Trust

1. DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A participant's right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Corporate Administrative Committee.

A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within one year. The forfeited contributions reduce the cash contributions from the Corporation.

In the event of termination, the net assets of the Plans are to be converted into cash and distributed in a lump sum to each participant or beneficiary of a deceased participant based upon their beneficial interest in the Plans, net of any participant loans outstanding.

Upon enrollment into the Plans, a participant may direct employer and employee contributions in any of eight investment options (seven in 1993). The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made once every month; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Short-Term Bond Fund or the Money Market Fund.

The accounting records of the Plans are maintained on the accrual basis.

Investments in securities are stated at fair values as determined by quoted market prices, when available. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Investments in unallocated insurance contracts are stated at contract value. Participant loans are stated at cost.

The net appreciation (depreciation) in fair value of investments reflected in the statements of changes in assets available for plan benefits represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plans are paid by the Trustee from the assets of the Trust fund. In both fiscal 1994 and 1993, Harris Corporation elected to pay administrative expenses such as legal fees, tax counsel and accounting fees. Trustee investment manager fees and certain administrative expenses were paid by the Plans.

               Harris Corporation Retirement Plan Master Trust

2. TRANSACTIONS WITH PARTIES-IN-INTEREST

Under Department of Labor regulations for reporting and disclosure, an employee benefit plan such as the Harris Corporation Retirement Plan and the Harris Corporation Union Plan is required to report investment transactions and compensation paid to a "party-in-interest".

The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plans' sponsor; Mellon Trust, Boston, Massachusetts as Trustee (formerly Boston Safe Deposit and Trust Company); and any person or corporation that renders services to the Plans.

Included in cash and cash equivalents at June 30, 1994 and 1993 are 21,330,292 and 23,775,731 shares, respectively, of The Boston Company Pooled Employee Daily Liquidity Fund with a fair value of $21,330,292 and $23,775,731, respectively. During the year ended June 30, 1994 and 1993, the Plan earned $965,564 and $954,708, respectively, in interest from this fund.

During the year the Plans added a new investment option, the Harris Corporation Stock Fund, which invests in Harris Corporation common stock. Included in corporate preferred and common stock at June 30, 1994 is 45,354 shares of the Harris Corporation.

3. INVESTMENTS

The Plans' investments are held by a bank-administered trust fund.

                                        Net Appreciation (Depreciation) in Fair Value During 1994
                       --------------------------------------------------------------------------------------------
                                                             Equity        Equity                        Harris
                             Balanced       Short-Term       Income        Index         Growth        Corporation
                               Fund         Bond Fund         Fund         Fund           Fund         Stock Fund
                       --------------------------------------------------------------------------------------------
Fair value as determined by
  quoted market price:
U.S. Government
  securities             $ (9,175,076)    $(4,035,750)
Corporate debt
  securities               (4,044,624)     (1,504,712)
Corporate preferred
  and common stocks         4,549,926                    $2,115,772                    $(2,537,938)   $(112,569)
Wells Fargo Bank
  Index Fund               (1,186,816)                                  $(1,215,549)
Other investments            (914,321)       (129,320)
                       --------------------------------------------------------------------------------------------
                          (10,770,911)     (5,669,782)    2,115,772     (1,21 5,549)    (2,537,938)    (112,569)
Fair value as determined by
  investee company:
J.P. Morgan real
  estate fund                 (19,955)              -             -               -              -            -
                       --------------------------------------------------------------------------------------------
                         $(10,790,866)    $(5,669,782)   $2,115,772     $(1,215,549)   $(2,537,938)   $(112,569)
                       ============================================================================================

                Harris Corporation Retirement Plan Master Trust

3. INVESTMENTS (CONTINUED)

                                            NET APPRECIATION (DEPRECIATION) IN FAIR VALUE DURING 1993
                              ----------------------------------------------------------------------------------------
                                                                      EQUITY           INDEX
                                 BALANCED       SHORT-TERM FUND       INCOME           EQUITY           GROWTH
                                   FUND            BOND FUND           FUND             FUND             FUND
                              ----------------------------------------------------------------------------------------
Fair value as determined by
 quoted market price:
U.S. Government
 securities                     $ 5,677,576       $1,911,872       $                 $                 $
Corporate debt securities         3,112,190          375,975                 -                -                 -
Corporate preferred and
 common stocks                   30,611,769                -        10,577,348                -         2,799,832
Wells Fargo Bank Index
 Fund                             5,703,837                -                 -        5,368,370                 -
                              ----------------------------------------------------------------------------------------
Fair value as determined by
 investee company:               45,105,372        2,287,847        10,577,348        5,368,370         2,799,832
J.P. Morgan real estate
 fund                            (1,050,574)               -                 -                -                 -
                              ----------------------------------------------------------------------------------------
                                $44,054,798       $2,287,847       $10,577,348       $5,368,370        $2,799,832
                              ========================================================================================



The fair value of individual investments that represent 5% or more of the Plan's assets are as follows:
                                                                           1994                     1993
                                                                    -------------------      ------------------
Provident Investment Counsel
  Invt Tr Endeavor Growth Fund (6,778,045 and
    6,458,009 shares)                                                   $ 71,237,273             $ 70,263,135
T Rowe Price Equity Income Fund (9,181,030 and
  7,175,219 shares)                                                      147,722,780              117,890,084
Wells Fargo Bank Equity Index Fund (1,413,164 and
  1,281,249 shares)                                                      140,588,547              125,679,452

                Harris Corporation Retirement Plan Master Trust

3. INVESTMENTS (CONTINUED)

At June 30, 1994, before consideration of the contribution receivable under the profit-sharing program from Harris Corporation, approximately 98% and 2% of the Master Trust's assets available for plan benefits are owned by the Harris Corporation Retirement Plan and the Harris Corporation Union Plan, respectively.

In 1993 the Plan determined net asset values per unit on a monthly basis. The following table presents the high and low values during the year and the ending value on June 30, 1993:

                   BALANCED      SHORT-TERM      MONEY MARKET    EQUITY INCOME    EQUITY INDEX    STABLE VALUE       GROWTH
                     FUND         BOND FUND          FUND            FUND             FUND            FUND            FUND
                  -----------    -----------     -----------     ------------     -----------    ------------     ------------
 June 30, 1993      $883.66        $457.86         $121.80          $143.72          $157.29        $142.26         $110.89
    High             883.66         458.52          125.50           145.77           158.74         142.26          112.52
    Low              804.34         428.59          121.80           127.86           140.50         129.44          100.00

By definition, the value of units in the Loan Fund remains at $1 per unit.

The following table presents the number of units in each fund by Plan, before consideration of the contribution receivable under the profit- sharing program from Harris Corporation on June 30, 1993:



                        REVISED HARRIS         HARRIS          HARRIS TAX
                          CORPORATION        CORPORATION     DEFERRED SAVINGS    HARRIS SAVINGS
                        RETIREMENT PLAN      UNION PLAN           PLAN                PLAN               TOTAL
                        ---------------     --------------   ----------------    --------------      --------------
 Balanced Fund               660,576.35         8,402.57           1,091.33              585.64             670,655.89
 Short-Term Bond Fund        288,878.02        16,750.04             241.46               54.66             305,924.18
 Money Market Fund            60,757.32           153.41             282.52              296.51              61,489.76
 Equity Income Fund          810,219.64         8,293.15           1,070.03              667.54             820,250.36
 Equity Index Fund           410,231.82         3,516.55             413.31              180.93             414,342.61
 Stable Value Fund         1,266,885.93        16,386.40             244.93            2,496.23           1,286,013.49
 Growth Fund                 624,290.11         5,856.83           1,394.50            2,098.99             633,640.43

                Harris Corporation Retirement Plan Master Trust

4. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plans qualify under Section 401(a) of the Internal Revenue Code (IRC) and are, therefore, not subject to tax under present income tax law. The Plans are required to operate in conformity with the IRC to maintain their qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plans' qualified status.

5. REPORTABLE TRANSACTIONS

No transactions with parties-in-interest other than described in Note 2, loans or fixed income obligations in default or uncollectible, or leases in default or uncollectible are presented due to the absence of these items as of June 30, 1994 and for the year then ended.

6. AMENDMENTS

The following amendments were made to the Harris Corporation Retirement Plan and the Harris Corporation Union Plan during 1994.

    o Profit-sharing program provisions were clarified to indicate that the contribution to the Plans is 11-1/2%, less portion allocable to compensation over $150,000 limit.

    o Direct rollover provisions, withholding provisions, and new compensation limits were added.

    o A six-month suspension from making after-tax contributions is required following a voluntary in-service withdrawal of after-tax amounts. In-service withdrawals may be made once every three months.

    o        Loans are available from rollover accounts.

    o Loans must be repaid within 90 days of voluntary termination of employment, effective July 11, 1994.

7.  SUBSEQUENT EVENTS

Effective August 1, 1994, the Plans terminated the Trustee agreement with Mellon Trust and appointed Bankers Trust Company as new Trustee of the Plans.

                                Supplemental Schedules

               Harris Corporation Retirement Plan Master Trust

                           Assets Held for Investment

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                           INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                      CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------

U.S. GOVERNMENT SECURITIES

FHLMC Multiclass Mtg P/C             1,601,613.78 principal 7.5%
  1070E                               interest, due 4/15/96              $ 1,636,043   $ 1,619,664

FHLMC Multiclass Mtg. P/C            1,780,000.00 principal, 6.5%
  1225D                               interest, due 3/15/97                1,746,625     1,771,671

FHLMC Multiclass Mtg P/C             662,294.19 principal, variable
  1270F                               rate interest, due 5/15/97             662,294       658,155

FHLMC Group #C0-0330                 2,520,184.86 principal, 7.5%
                                      interest, due 4/1/2024               2,452,456     2,420,940

FHLMC Group #C8-0158                 2,128,596.30 princpal, 7.5%
                                      interest, due 5/1/2024               1,972,547     1,939,104

Federal Home Ln Bk Disc Nts          3,000,000.00 principal, Mat, due
                                      7/21/94                              2,985,752     2,985,752

Federal Home Ln Mtg Corp Deb         3,400,000.00 principal, 6.54%
                                      interest, due 3/21/2001              3,251,781     3,275,696

Federal Home Ln Mtg Corp Deb         6,650,000.00 principal, Fltg Rt,
                                      due 6/30/98                          6,600,125     6,622,070

Federal Home Ln Mtg Corp Deb         5,230,000.00 principal, 3.97%
                                      interest, due 8/5/96                 5,062,671     5,066,563

FHLMC Group #20-0001                 111,059.13 principal, 11.5%
                                      interest, due 7/1/99                   156,641       117,445

FHLMC Group #20-0007                 28,607.53 principal, 11.5%
                                      interest, due 2/1/2000                 42,102         30,252

FHLMC Group #20-0013                 44,333.98 principal, 10.5%
                                      interest, due 6/1/2000                 53,865         46,717

FHLMC Group #20-0028                 1,302,886.68 principal, 5.375%
                                      interest, due 1/1/2017              1,298,176      1,321,205

FHLMC Group #35-0039                 1,295,830.94 principal, 5.125%
                                      interest, due 3/1/2017              1,296,777      1,296,038

FHLMC Group #35-0052                 256,813.00 principal, 6.125%
                                      interest, due 5/1/2017                247,964        257,776

FHLMC Group #60-5068                 1,132,403.50 principal, 6.246%
                                      interest, due 3/1/2019              1,136,947      1,135,948

               Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                      CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------

U.S.GOVERNMENT-SECURITIES (CONTINUED)

FHLMC Group #53-3105                 51,143.09 principal, 11.5%
                                      interest due 4/1/2019               $  56,932     $  56,353

FHLMC Group #53-3914                 171,051.85 principal, 11.5%
                                      interest, due 3/1/2018                174,855       188,477

FNMA Gtd Remic P/T Ctf G92-          263,650.65 principal, 7.0%
                                      interest, due 9/25/2016               265,546       264,500

FNMA Gtd Remic P/T Ctf 92-           317,952.98 principal, 4.25%
 155A                                 interest, due 10/25/97                317,357       316,649

Federal Natl Mtg Assn Disc Nts       7,100,000.00 principal, Mat, due
                                      8/1/94                              7,073,466     7,073,466

Federal Natl Mtg Assn disc           500,000.00 principal, Mat, due
                                     9/9/94                                 494,888       494,888

FNMA Gtd Remic P/T Ctf 93-           652,592.62 principal, Zero Cpn
 124K                                 interest, due 10/25/2022              620,779       612,380

FNMA Gtd Remic P/T Ctf 93-           5,800,000.00 principal, Prin
 128B                                 only, due 7/25/2023                 4,888,313     4,686,342

Fed Natl Mtg Assn Deb                2,000,000.00 prinicpal, 4.95%
                                      interest, due 9/30/98               2,000,000     1,843,000

Federal Natl Mtg Assn Deb            5,000,000 principal, 5.3% interest,
                                      due 12/10/98                        4,995,313     4,663,500

FNMA Gtd Remic P/T Ctf 93-           4,585,000.00 principal, Zero Cpn,
 146B                                 due 5/25/2023                       3,839,938     3,794,042

FNMA Pool #0001405                   1,476,871.57 principal, 6.25%
                                      interest, due 4/1/2004              1,490,948     1,433,200

Federal Natl Mtg Assn Mtn 0573       700,000.00 principal, 4.8%
                                      interest, due 7/7/98                  700,000       648,186

FNMA Pool #0122333                   10,474.38 principal, 8.5%
                                      interest, due 6/1/98                   10,495        10,717

FNMA Pool #0132862                   89,894.66 principal, 8.5%
                                      interest, due 10/1/98                  93,098        91,973

FNMA Pool #0135499                   79,932.45 principal, 8.5%
                                      interest, due 11/1/98                  82,895        81,780

               Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                      CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
U.S. GOVERNMENT SECURITIES (CONTINUED)
FNMA Pool #0135507                   64,830.03 principal, 8.5%
                                      interest, due 11/1/98            $  67,146       $  66,329

FNMA Pool #0136415                   37,887.86 principal, 8.5%
                                      interest, due 10/1/98               39,177          38,870

FNMA Pool #0136801                   142,132.56 principal, 8.5%
                                      interest, due 10/1/98              146,860         145,419

FNMA Pool #0137547                   55,618.02 principal, 8.5%
                                      interest, due 10/1/98               57,467          56,904

FNMA Pool #0137739                   88,043.17 principal, 8.5%
                                      interest, due 11/1/98               90,796          90,079

FNMA Pool #0246701                   515,638.21 principal, 6.0%
                                      interest, due 11/1/2000            523,051         487,438

FNMA Pool #0247266                   1,482,309.63 principal, 6.0%
                                      interest, due 11/1/2000          1,503,618       1,401,242

GNMA Pool #0345974                   225,903.89 principal, 7.0%
                                      interest, due 11/15/2008           233,811         218,207

GNMA Pool #0352033                   398,720.44 principal, 7.0%
                                      interest, due 9/15/2008            412,676         385,136

GNMA Pool #0352092                  348,811.29 principal, 7.0%
                                     interest, due 7/15/2008             361,020         336,927

GNMA Pool #0352524                  45,982.02 principal, 7.0%
                                     interest, due 11/15/2008             47,591          44,415

GNMA Pool #0353927                  104,193.53 principal, 7.0%
                                     interest, due 8/15/2008             107,840         100,644

GNMA Pool #0355344                  228,057.11 principal, 8.0%
                                     interest, due 7/15/2023             236,039         220,287

GNMA Pool #0360274                  499,362.71 principal, 7.0%
                                     interest, due 10/15/2008            516,840         482,349

GNMA Pool #0368435                  2,005,497.49 principal, 8.0%
                                     interest, due 2/15/2024           2,120,814       1,972,266

GNMA Pool #0376294                  477,773.26 principal, 7.0%
                                     interest, due 11/15/2008            494,495         461,496

GNMA Pool #0376424                  488,689.41 principal, 8.0%
                                     interest, due 2/15/2024             516,789         480,592

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                      CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
U.S. GOVERNMENT SECURITIES (CONTINUED)
GNMA Pool #0034036                  6,177.98 principal, 10.0%
                                     interest, due 11/15/2009           $   6,707       $   6,616

GNMA Pool #0132768                  162,972.20 principal, 10.0%
                                     interest, due 3/15/2016              176,927         174,988

GNMA Pool #0144664                  24,310.29 principal, 10.5%
                                     interest, due 11/15/2000              33,624          26,179

GNMA Pool #0146599                  110,740.09 principal, 10.5%
                                     interest due 12/15/2000              128,413         119,253

GNMA Pool #0146848                  4,876.75 principal, 10.0%
                                     interest, due 2/15/2016                5,294           5,236

GNMA Pool #0154527                  5,350.49 principal, 10.0%
                                     interest, due 4/15/2016                5,808           5,745

GNMA Pool #0159499                  8,598.20 principal, 10/0%
                                     interest, due 6/15/2016                9,334           9,232

GNMA Pool #0161361                  67,939.89 principal, 9.5%
                                     interest due 5/15/2016                72,887          71,677

GNMA Pool #0166776                  220,445.74 principal, 10.0%
                                     interest, due 8/15/2016              239,321         236,699

GNMA Pool #0167101                  2,622.45 principal, 10.0%
                                     interest, due 7/15/2016                2,847           2,815

GNMA Pool #0167386                  568,370.36 principal, 10.0%
                                     interest, due 8/15/2016              617,037         610,038

GNMA Pool #0174648                  266,640.24 principal, 9.5%
                                     interest, due 10/15/2018             286,055         280,977

GNMA Pool #0178624                  133,545.93 principal, 9.5%
                                     interest, due 10/15/2016             143,270         140,891

GNMA Pool #0189572                  5,439.81 principal, 10.0%
                                     interest, due 2/15/2017                5,906           5,835

GNMA Pool #0227194                  147,680.78 principal, 9.5%
                                     interest, due 7/15/2017              158,434         155,849

GNMA Pool #0231515                  174,927.79 principal, 9.5%
                                     interest, due 10/15/2017              187,665        184,334

GNMA Pool #0245521                  210,003.59 principal, 9.5%
                                     interest, due 3/15/2018               210,574        221,295

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                      CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
U.S. GOVERNMENT SECURITIES (CONTINUED)
GNMA Pool #0247501                      218,922.08 principal, 9.5%
                                         interest, due 12/15/2019       $  234,862    $  230,648

GNMA Pool #0254830                      61,469.64 principal, 9.5%
                                         interest, due 9/15/2018            65,945        64,775

GNMA Pool #0263862                      9,389.36 principal, 9.5%
                                         interest, due 1/15/2019             9,411         9,894

GNMA Pool #0279190                      163,976.18 principal, 9.5%
                                         interest, due 9/15/2019           175,916       172,759

GNMA Pool #0283629                      141,950.49 principal, 9.5%
                                         interest, due 12/15/2019          152,286       149,553

GNMA Pool #0301179                      284,227.05 principal, 9.5%
                                         interest, due 6/15/2021           304,922       299,413

GNMA Pool #0335142                      420,415.75 principal, 7.0%
                                         interest, due 9/15/2008           435,130       389,280

Student Ln Marketing Assn               4,500,000.00 principal, 5.315%
                                         interest, due 6/30/95           4,500,000      4,481,730

Student Loan Marketing Disc             500,000.00 principal, Mat, due
                                         9/9/94                            495,559        495,559

U.S. Treasury Bonds                     5,750,000.00 principal, 7.250%
                                         interest, due 5/15/2016         6,212,094      5,445,423

U.S. Treasury Bonds                     6,750,000.00 principal, 7.5%
                                         interest, due 11/15/2016        6,609,609      6,562,283

U.S. Treasury Notes                     6,455,000.00 principal, 7.25%
                                         interest, due 8/31/96           6,982,495      6,582,099

U.S. Treasury Notes                     4,500,000.00 principal, 6.875%
                                         interest, due 10/31/96          4,569,453      4,551,345

U.S. Treasury Notes                     4,030,000.00 principal, 7.5%
                                         interest, due 11/15/2001        4,034,450      4,090,450

U.S. Treasury Notes                     10,715,000.00 principal, 6.25%
                                         interest, due 1/31/97          11,194,887     10,684,891

U.S. Treasury Notes                     100,000.00 principal, 6.75%
                                         interest, due 2/28/97              99,609        100,766

U.S. Treasury Notes                     3,500,000.00 principal, 6,875%
                                         interest, due 4/30/97           3,520,781      3,534,440

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                      CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
U.S. GOVERNMENT SECURITIES (CONTINUED)
U.S. Treasury Notes                  2,000,000.00 principal, 5.875%
                                      interest, due 5/15/95             $  2,021,875  $  2,006,240

U.S. Treasury Notes                  1,035,000.00 principal, 6.375%
                                      interest, due 6/30/97                1,078,988     1,032,733

U.S. Treasury Notes                  2,000,000.00 principal, 4.625%
                                      interest, due 8/15/95                2,008,924     1,978,120

U.S. Treasury Notes                  8,000,000.00 principal, 5.750%
                                      interest, due 10/31/97               7,943,750     7,787,520

U.S. Treasury Notes                  390,000.00 principal, 5.125%
                                      interest, due 11/15/95                 394,083       386,650

U.S. Treasury Notes                  8,290,000.00 principal, 6.0%
                                      interest, due 11/30/97               8,616,903     8,121,630

U.S. Treasury Notes                  5,550,000.00 principal, 5.625%
                                      interest, due 1/31/98                5,684,387     5,364,408

U.S. Treasury Notes                  4,895,000.00 principal, 4.625%
                                      interest, due 2/15/96                4,937,539     4,792,499

U.S. Treasury Notes                  2,385,000.00 principal, 6.25%
                                      interest, due 2/15/2003              2,507,231     2,223,273

U.S. Treasury Notes                  5,625,000.00 principal, 5.125%
                                      interest, due 3/31/98                5,620,098     5,327,044

U.S. Treasury Notes                  3,900,000.00 principal, 5.50%
                                      interest, due 4/15/2000              3,737,281     3,625,791

U.S. Treasury Notes                  12,310,000.00 principal, 4.75%
                                      interest, due 9/30/98               12,323,444    11,384,780

U.S. Treasury Notes                  910,000.00 principal, 4.75%
                                      interest, due 10/31/98                 898,056       839,329

U.S. Treasury Notes                  4,000,000.00 principal, 4.375%
                                      interest, due 11/15/96               3,996,080     3,831,240

U.S. Treasury Notes                  4,100,000.00 principal, 5.875%
                                      interest, due 2/15/2004              3,742,635     3,685,531

U.S. Treasury Notes                  16,200 000.00 principal, 5.5%
                                      interest, due 2/28/99               15,582,195    15,314,022

U.S. Treasury Notes                  7,900,000.00 principal, 7.375%
                                      interest, due 5/15/96                8,250,682     8,074,037

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                      CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
U.S. GOVERNMENT SECURITIES (CONTINUED)
U.S. Treasury Notes                 5,075,000.00 principal, 7.25%
                                     interest, due 11/15/96           $  4,730,852     $  5,174,927

U.S. Treasury Notes                 2,400,000.00 principal, 8.875%
                                     interest, due 2/15/99               2,511,000        2,584,128

U.S. Treasury Notes                 3,100,000.00 principal, 7.875%
                                     interest, due 11/15/99              2,958,436        3,221,582

U.S. Treasury Notes                 1,060,000.00 principal, 8.750%
                                     interest, due 8/15/2000             1,064,448        1,146,952

U.S. Treasury Notes                 3,875,000.00 principal, 7.875%
                                     interest, due 1/15/98               3,851,043        4,017,872

U.S. Treasury Notes                 3,500,000.00 principal, 7.5%
                                     interest, due 2/29/96               3,533,906        3,582,565
                                                                   -----------------------------------
Total U.S. Government Securities                                       225,064,967      219,418,889
                                                                   -----------------------------------
CORPORATE DEBT SECURITIES
AT&T Corp Mtn Tr #00113             4,000,000.00 principal, 7.07%
                                     interest, due 11/18/96              4,000,000        4,032,600

Amern Gen Fin Disc                  500,000.00 principal, due 7/22/94      498,208          498,208

Amern Gen Fin Disc                  1,500,000.00 principal, due          1,498,775        1,498,775
                                     7/6/94

American Tel & Teleg co Mtn         600,000.00 principal amount, 6.4%
                                     interest, due 6/2/99                  600,000          596,250

Amoco Cda Pete co Deb               2,400,000.00 principal, 7.25%
                                     interest, due 12/1/2002             2,403,000        2,342,424

Associates Corp North Amer Nt       4,000,000.00 principal, 6.25%
                                     interest, due 3/15/99               3,824,400        3,813,720

Bhp Fin USA Ltd Nt                  1,700,000.00 principal amount,
                                     5.625% interest, due 11/1/2000      1,638,018        1,516,995

Beneficial Corp Disc                500,000.00 principal, due 7/7/94      497,580           497,580

Case Equip Ln Tr Abs 92-A A-2       2,090,494.33 principal, 5.4%
                                     interest, due 6/15/98               2,088,861        2,090,494

Case Equip Ln Tr 94-A Cl A-2        6,455,000.00 principal, 4.650%
                                     interest, due 8/15/99               6,447,940        6,362,048

Caterpillar Finl asset 94-A A-2     4,000,000.00 principal, 6.100%
                                     interest, due 6/25/2000             3,993,750        3,993,760

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                      CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
CORPORATE DEBT SECURITIES (CONTINUED)

Chase Manhattan Grantor Tr 91A      504,621.91 principal, 6.9%
                                     interest, due 9/15/97              $  503,530     $  504,935

Chemical Bkg Corp Med Term Nts      1,200,000.00 principal, Fltg/rt,
                                     due 7/15/96                         1,199,604      1,207,248

Chevron Oil Fin Disc                500,000.00 principal, due 7/5/94       499,119        499,119

Cigna Corp Disc                     500,000.00 principal, due 7/14/94      499,104        499,104

Columbia Gas Sys Inc Deb            575,000.00 principal, 9.0%
                                     interest, due 8/1/93                  524,052        678,500

Consolidated Edison Co NY Inc       1,500,000.00 principal, 5.30%
                                     interest, due 8/1/97                1,498,710      1,432,965

Corestates Cap Corp Mtn             4,600,000.00 principal, Var Rt,
                                     due 5/15/96                         4,600,000      4,613,892

Daimler-Benz Auto Tr ABC 93-A       5,131,980.67 principal, 3.90%
                                     interest, due 10/15/98              5,127,811      5,021,284

Exxon Cr Corp Disc                  500,000.00 principal, due 7/22/94      497,939        497,939

First Chicago Corp Sub Nt           4,000,000.00 principal, 9.25%
                                     interest, due 11/15/2001            4,485,760      4,276,720

Fleet Mtg Group Inc Mtn             3,900,000.00 principal, Var Rt,
                                     due 6/17/96                         3,900,000      3,919,422

Ford Cr 91-A Grantor Ctf Cl A       242,890.07 principal, 7.80%
                                     interest, due 2/15/96                 242,890        243,344

Ford Cr 91-B Grantor Tr A/B-A       2,480,175.77 principal, 6.5%
                                     interest, due 11/15/96              2,526,222      2,481,317

Ford Cr Auto Ln Master Tr 92-1      4,000,000.00 principal, 6.875%
                                     interest, due 1/15/99               3,971,250      4,008,800

Ford Mtr Cr Co Disc                 500,000.00 principal, due 7/20/94      497,100        497,100

Ford Mtr Cr co Nts                  4,000,000.00 principal, 5.625%
                                     interest, due 3/3/97                3,958,200      3,874,360

Ford Mtr Cr Co Ib Nt                1,625,000.00 principal, 4.250%
                                     interest, due 7/8/94                1,625,000      1,625,000

GMAC 92-D Grantor Tr Ab Cl A        1,165,731.82 principal, 5.550%
                                     interest, due 5/15/97               1,180,668      1,164,275

GMAC 1993-B Grantor Tr Asset        2,897,052.83 principal, 4.0%
                                     interest, due 9/15/98               2,892,707      2,833,665


                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                      CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
CORPORATE DEBT SECURITIES (CONTINUED)

General Elec Cap Disc               500,000.00 principal, due          $  497,890         $  497,890
                                     7/15/94

General Glec Cap Ib Nt              1,625,000.00 principal, due
                                     4.180% interest, due 7/6/94        1,625,000          1,625,000

General Elec Cap Corp Mtn #359      4,000,000.00 principal, 8.090%
                                     interest, due 2/27/96              4,000,000          4,110,720

Hanson Overseas B V                 2,000,000.00 principal, 5.500%
                                     interest, due 1/15/96              1,977,240          1,971,380

Hewlitt Packard Disc                500,000.00 principal, due 7/15/94     498,524            498,524

Hilton Hotels Crp Disc              500,000.00 principal, due 7/7/94      499,104            499,104

Home Depot Inc Sub Nt Conv          354,000.00 principal, 4.5%
                                     interest, due 2/15/97                410,861            414,180

Household affinity Cr I 94-1 A      4,750,000.00 principal, Fltg Rt,
                                     due 5/15/2001                      4,747,773          4,717,320

International Lease Fin Corp        5,000,000.00 principal, 6.375%
                                     interest, due 11/1/96              5,167,100          4,943,550

Korea Dev Bk Bd                     2,500,000.00 principal, 7.9%
                                     interest, due 2/1/2002             2,465,125          2,445,775

Lieberft Corp Sub Deb Conv          144,000.00 principal, 8.0%
                                     interest, due 11/15/2010             322,505            307,047

Merrill Lynch & Co Inc Nt           4,000,000.00 principal, 7.750%
                                     interest, due 3/1/99               4,140,560          4,028,080

Merrill Lynch & Co Mtn              4,000,000.00 principal, Var Rt,
                                     due 7/7/94                         4,000,000          4,000,040

Morgan Stanley Group Mtn Tr #56     5,000,000.00 principal, 7.980%
                                     interest, due 11/4/96              5,000,000          5,125,750

Nabisco Inc Deb                     479,000.00 principal amount,
                                     7.75% interest, due 11/1/2003        475,408            450,260

NationsBank Corp Mtn #SR00021       2,500,000.00 principal, Var Rt,
                                     due 9/20/95                        2,500,000          2,506,075

Nissan Auto Rcvb 91-B Cl A          531,883.78 principal, 6.050%
                                     interest, due 12/15/96               537,578            534,065

Norwest Finl Inc Disc               500,000.00 principal, due 7/18/94     497,221            497,221

Premier Auto Tr 94-1 Cl A-1         254,770.26 principal, 3.280%
                                     interest, due 2/2/95                 254,770            253,868


                 Harris Corporation Retirement Plan Master Trust

                    Assets Held for Investment (CONTINUED)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,              RATE OF INTEREST,                          CURRENT
      LESSOR OR SIMILAR PARTY                   MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
CORPORATE DEBT SECURITIES (CONTINUED)

Premier Auto Tr 94-2 Cl A- 3        3,100,000.00 principal, 6.350%
                                     interest, due 5/2/2000             $3,097,988     $3,058,460

Preimier Auto Tr 94-3 Cl A-2        2,000,000.00 principal, Fltg Rt,
                                     due 9/2/96                          2,000,000      1,997,280

Prudential Fdg Cp Disc              500,000.00 principal, due 7/8/94       499,125        499,125

RJR Nabisco Inc                     3,215,000.00 principal, 8.625%
                                     interest, due 12/1/2002             3,204,487      2,788,048

Republic N Y Corp Nt                1,000,000.00 principal, 8.375%
                                     interest, due 5/1/96                  996,690      1,029,280

SPNB Home Equity Ln ABS 91-1-A      333,209.86 principal, 7.850%
                                     interest, due 5/15/98                 331,499        338,688

SPNB Home Equity Ln Ctf 91-2-A      390,919.19 principal, 8.100%
                                     interest, due 6/15/2020               389,976        394,828

Salomon Inc Mtn                     5,000,000.00 principal, Var Rt,
                                     due 9/29/95                         5,009,400      5,008,900

Seagram Joseph E & Sons Inc.        2,350,000.00 principal, 7%
                                     interest, due 4/15/2008             2,298,781      2,086,894

Signet Master Tr Ser 1994-1CLA      1,000,000.00 principal, Fltg Rt,
                                     9/15/99                             1,000,000      1,000,000

Southern Bell Tel & Teleg Deb       2,500,000.00 principal, 8.5%
                                     interest, 8/1/2029                  2,670,650      2,494,525

Southern Calif Gas Co 1st Mtg       4,500,000.00 principal, 7.5%
                                     interest, 6/15/2023                 4,679,955      4,041,630

Transamerica Finl Corp Deb          116,000.00 principal, Zer Cpn,
                                     due 9/1/94                            113,678        115,185

Travelers Inc Disc                  500,000.00 principal, due 7/21/94      497,026        497,026

Wmc Fin USA Ltd Gtd Nt              3,000,000.00 principal, 6.5%
                                     interest, 11/15/2003                2,947,170      2,683,470

Wells Fargo & Co Ntn #TR00188       3,000,000.00 principal, Var Rt,
                                     due 11/17/95                        3,000,000      3,006,090

World Omni 92-A Abs Cl A            1,240,286.86 principal, 4.750%
                                     interest, due 1/15/98               1,238,543      1,227,884

Royal Bank Canada Disc              4,000,000.00 principal, due          3,999,000      3,999,000
                                     9/1/94

Cit Group Hldgs Disc                500,000.00 principal, due 7/19/94      497,160        497,160


                 Harris Corporation Retirement Plan Master Trust

                    Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                       CURRENT
      LESSOR OR SIMILAR PARTY                   MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
CORPORATE DEBT SECURITIES (CONTINUED)

Associates Cp Na Disc               500,000.00 principal, due 7/13/94   $  498,061     $  498,061

American Ex Cr Cp Disc              500,000.00 principal, due 7/11/94      498,940        498,940

Hoechst Corp Bds                    1,700,000 principal 6.000%
                                     interest, due 3/8/2000              1,711,577      1,568,250

Canada (Govt of) Bds                5,000,000 principal, 6.500%
                                     interest, due 1/8/96                3,548,026      3,473,654

Denmark Kingdom Bd                  2,000,000 principal, 7.750%
                                     interest, due 12/15/96              2,176,440      2,047,121

Spain Kindgom Med Term              4,000,000 principal, 8.250%
                                     interest, due 12/20/94              4,046,440      4,054,000

Walden Residential PPTYS Inc.       9,200 shares                           177,100        207,000
                                                                     -------------------------------
Total Corporate Debt Instruments                                       158,464,569    155,658,191
                                                                     -------------------------------
COMMON STOCK

AAPC Limited Ord A                  139,256.00 shares                      111,640        111,769

Exel Ltd Ord                        13,930.00 shares                       392,480        538,046

Astra Ab Ser "B"                    13,900.00 shares                       255,821        274,226

Aflac Inc Com                       23,300.00 shares                       643,358        786,375

AT&T Corp                           45,000.00 shares                     2,168,387      2,446,875

Abbott Labs                         53,000.00 shares                     1,536,274      1,537,000

Air Prods & Chems Inc               14,250.00 shares                       503,598        603,844

Airtouch Communications             30,190.00 shares                       547,823        713,289

Alleghany Corp Del                  22,824.00 shares                     1,050,177      3,389,364

Allegheny Pwr Sys Inc               26,410.00 shares                       660,603        554,610

Allmerica Ppty & Cas Cos Inc        90,000.00 shares                       776,250      1,507,500

Allstate Corp                       22,520.00 shares                       636,485        534,850

Alpha Beta Technology Inc           3,300,000.00 shares                     84,724         35,475

American Greetings Corp Cl A        33,820.00 shares                       729,196      1,014,600

American Intl Group Inc             40,300.00 shares                     2,501,504      3,490,988

Ameritech Corp New                  15,620.00 shares                       519,989        595,513

AMP Inc                             11,900.00 shares                       731,551        821,100

Amoco Corp                          8,470.00 shares                        431,355        481,731

Analog Devices Inc                  9,500.00 shares                        278,040        273,125

Ann Taylor Stores Corp              18,200.00 shares                       387,042        698,425

Applied Bioscience Intl Inc         29,600.00 shares                       162,457        170,200


                 Harris Corporation Retirement Plan Master Trust

                    Assets Held for Investment (continued)

                                 June 30, 1994
                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                       CURRENT
      LESSOR OR SIMILAR PARTY                   MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)

Applied Matls Inc                   8,700.00 shares                   $  240,877         $  371,925

Arrow Electrs Inc                   35,000.00 shares                   1,348,550          1,303,750

Automatic Data Processing Inc       7,010.00 shares                      287,160            372,406

Autozone, Inc                       28,700.00 shares                     663,886            699,563

Avid Technology Inc.                3,200.00 shares                       79,372             87,200

BWIP Inc                            65,000.00 shares                   1,038,750          1,137,500

Banc One Corp                       24,057.00 shares                     756,602            823,952

Bank of Boston Corp Com             80,000.00 shares                   1,773,634          1,970,000

Bank New York Inc                   45,000.00 shares                   1,215,100          1,299,375

Barnett Bks Inc                     13,800.00 shares                     633,918            603,750

Belo A H Corp Ser A                 30,000.00 shares                   1,364,122          1,293,750

Biog en Inc                         11,600.00 shares                     388,823            332,050

Birmingham Stl Corp                 10,330.00 shares                     307,898            278,910

Boatmens Bancshares Inc             21,520.00 shares                     519,024            677,880

Boeing Co                           32,000.00 shares                  1,1 14,872          1,480,000

Boston Scientific Corp              19,900.00 shares                     294,844            251,238

Brinker Intl Inc                    34,875.00 shares                     812,573            732,375

Browning Ferris Inds Inc            11,600.00 shares                     348,503            352,350

Buffets Inc                         72,800.00 shares                   1,236,214          1,337,700

CML Group Inc                       80,000.00 shares                   1,454,800            930,000

CSX Corp                            7,410.00 shares                      424,351            559,455

Cuc Intl Inc                        3,000.00 shares                       91,903             81,000

Cabletron Sys Inc                   5,600.00 shares                      592,603            541,100

Capital Cities ABC Inc              55,000.00 shares                   2,203,455          3,911,875

Carnival Corp Cl A                  5,500.00 shares                      272,420            243,375

Carter Wallace Inc                  30,000.00 shares                     912,776            558,750

Cellpro  Inc                        2,800.00 shares                       76,300             53,900

Centex Corp                         18,170.00 shares                     576,146            467,878

Chambers Dev Inc Cl A               23,930.00 shares                     103,901             52,359

Cheesecake Factory (The)            3,750.00 shares                       84,475             59,063

Chicago & North Western
  Transportation Co                 50,000.00 shares                     990,076          1,156,250

Chiron Corp                         3,800.00 shares                      209,625            208,050

Chrysler Corp                       32,000.00 shares                   1,694,912          1,520,000

Chubb Corp                          37,690 shares                      2,013,629          2,887,996


                 Harris Corporation Retirement Plan Master Trust

                    Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                       CURRENT
      LESSOR OR SIMILAR PARTY                   MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)

Ciber Inc                           150,000.00 shares           1,210,083             1,312,500

Cisco Sys Inc                       5,200.00 shares               123,988               121,550

Citicorp                            35,000.00 shares            1,334,585             1,395,625

Cleveland Cliffs Inc                35,000.00 shares            1,081,650             1,330,000

Coastal Corp                        37,500.00 shares              724,075             1,012,500

Coca Cola Co                        43,790.00 shares            1,791,648             1,778,969

Colgate Palmolive Co                15,000.00 shares              646,802               783,750

Columbia/HCA Healthcare Corp        4,500.00 shares               190,791               168,750

Comcast Corp Cl A Spl               100,500.00 shares             910,824             1,809,000

Comerica Inc                        29,440.00 shares              855,490               831,680

Commerce Bancshares Inc             9,825.00 shares               223,428               307,031

Computer Sciences Corp              28,650.00 shares              874,397             1,192,556

Compuware Corp                      5,400.00 shares               228,920               223,425

Countrywide Cr Inds Inc             100,000.00 shares           1,643,357             1,437,500

Crestar Finl Corp                   17,400.00 shares              714,170               791,700

DPL Inc                             6,710.00 shares               127,893               133,361

Dana Corp                           21,380.00 shares              600,588               609,330

Danka Business Sys Plc Sponsor
  Adr                               8,500.00 shares               321,968               338,938

Dean Witter Discover & Co           46,500.00 shares            1,653,289             1,743,750

Dilla rd Dept Stores Inc Cl A       19,450.00 shares              679,845               600,519

Disney Walt Co                      14,200.00 shares              572,021               591,075

Donnelley R R & Sons Co             18,620.00 shares              546,819               516,705

Dow Chem Co                         19,800.00 shares           1, 230,748             1,294,425

Dow Jones & Co Inc                  40,000.00 shares            1,108,690            1,240 ,000

DuPont E I De Nemours & Co          11,020.00 shares              522,789               641,915

Emerson Elec Co                     18,600.00 shares              939,626             1,057,875

Empresa Nacional De Electricidad
  S A Sponsored Adr                 14,240.00 shares              370,667               639,020

Enron Corp                          36,700.00 shares            1,112,819             1,201,925

Entergy Corp New                    18,590.00 shares              611,459               460,103

Ericsson L M Tel Co Adr Cl B
  Sek 10                            14,200.00 shares              672,561               703,795

Ethan Allen Interiors Inc           33,800.00 shares              789,353               692,900

FHP Intl Corp                       63,000.00 shares            1,531,313             1,512,000


                 Harris Corporation Retirement Plan Master Trust

                    Assets Held for Investment (continued)

                                 June 30, 1994
                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                       CURRENT
      LESSOR OR SIMILAR PARTY                   MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)

Federal Home Ln Mtg Corp
  Common                            46,500.00 shares                   $1,152,316      $2,813,250

Federal Natl Mtg Assn               72,180.00 shares                    3,172,692       6,027,030

Federated Dept Stores Inc           41,000.00 shares                      833,169         820,000

Fingerhut Cos Inc                   80,000.00 shares                    1,044,534       1,940,000

First Data Corp                     17,800.00 shares                      665,278         736,475

First Empire St Corp                4,500.00 shares                       624,064        7 04,250

First Fid Bancorporation New        50,000.00 shares                    1,272,870       2,318,750

First Finl Mgmt Corp                3,500.00 shares                       198,835         194,250

First Un Corp                       22,700.00 shares                      951,306       1,047,038

First USA Inc                       13,200.00 shares                      372,085         506,550

Foundation Health Corp              50,000.00 shares                   1,057 ,375       1,950,000

Franklin Res Inc                    13,040.00 shares                      462,413         484,110

Fruit of the Loom Inc Cl A          52,700.00 shares                    1,710,201       1,376,788

Gc Cos Inc Com                      3,500.00 shares                        63,124          90,125

Gfc Finl Corp                       10,400.00 shares                      329,300         347,100

General Elec Co                     44,500.00 shares                    1,560,614       2,074,813

G eneral Mtrs Corp Cl E             45,670.00 shares                    1,130,325       1,592,741

General Re Corp                     22,000.00 shares                    1,885,260       2,395,250

Giddings & Lewis Inc Wis            80,000.00 shares                    1,516,740       1,240,000

Gillette Co                         4,400.00 shares                       252,871         286,550

Golden West Finl Corp Del           19,600.00 shares                      808,719        75 7,050

Greate Lakes Chem Corp              9,880.00 shares                       680,010         534,755

Greenfi eld Inds Inc Del            21,300.00 shares                      347,645         415,350

HS Res Inc                          12,200.00 shares                      266,977         263,825

Haagen Alexander Pptys Inc Com      24,500.00 shares                      421,315         437,938

Harcourt Gen Inc                    42,000.00 shares                      828,477       1,475,250

Harley Davidson Inc                 7,000.00 shares                       336,686         320,250

Harleysville Group Inc              52,000.00 shares                      975,000       1,066,000

Harris Corp Del                     45,353.92 shares                    2,114,018       2,001,242

Hewlett Packard Co                  20,000 00 shares                      826,303       1,505,000

Home Depot Inc                      158,260.00 shares                   6,684,334       6,666,703

Honeywell Inc                       61,080.00 shares                    1,813,880       1,893,480

Hong Kong Telcomm Ltd Spon
  Adr                               15,600.00 shares                      228,381         292,500


                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                        CURRENT
      LESSOR OR SIMILAR PARTY                   MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Horace Mann Educators Corp New       59,000.00 shares               $ 1,146,395      $ 1,607,750

Hospitality Franchise Sys Inc        6,900.00 shares                    175,360          169,050

Humana, Inc.                         15,300.00 shares                   314,158          246,713

Huntingdon Intl Hldgs Plc Adr        52,000.00 shares                   627,993          299,000

Intel Corp                           30,000.00 shares                 1,751,838        1,755,000

International Cabletel Inc           65,000.00 shares                 1,288,342        1,365,000

Intl Flavors & Fragrances Inc        26,200.00 shares                   881,408        1,025,858

International Game Technology        11,400.00 shares                   389,417          215,175

International Paper Co               12,360.00 shares                   824,919          818,850

Interpublic Group Cos Inc            20,840.00 shares                   651,653          646,040

Jdn Rlty Corp                        8,700.00 shares                    196,277          190,313

Johnson & Johnson                    32,800.00 shares                 1,561,946        1,406,300

Kellwood Co                          63,750.00 shares                 1,099,282        1,362,656

Kerr McGee Corp                      30,000.00 shares                 1,265,580        1,413,750

Kohls Corp                           3,600.00 shares                    145,003          169,200

LTV Corp New                         83,000.00 shares                 1,340,584        1,276,125

Limited Inc                          30,000.00 shares                   544,925          517,500

Loewen Group Inc                     7,600.00 shares                    184,063          187,150

Long Island Ltg Co                   36,400.00 shares                   756,392          646,100

Lowes Cos Inc                        9,200.00 shares                    312,929          315,100

Mbia Inc                             17,000.00 shares                 1,134,987          975,375

Mbna Corp                            94,000.00 shares                 1,819,101        2,115,000

MCI Communications Corp              75,500.00 shares                 1,715,629        1,670,438

Mgic Invt Corp Wis                   88,280.00 shares                 2,634,468        2,328,385

Manpower Inc Wis                     25,300.00 shares                   406,706          531,300

Mapco Inc                            21,500.00 shares                 1,077,940        1,268,500

Masco Corp                           20,000.00 shares                   463,700          550,000

May Dept Stores Co                   54,470.00 shares                 1,561,880        2,137,948

McDonalds Corp                       14,460.00 shares                   258,705          417,533

Mead Corp                            43,660.00 shares                1, 538,109        1,926,498

Medtronic Inc                        16,130.00 shares                 1,159,287        1,292,416

Merck & Co Inc                       18,000.00 shares                   370,537          535,500

Mercury Fin Co                       15,700.00 shares                   250,663          259,050

Microsoft Corp                       24,500.00 shares                 1,108,452        1,264,813

Micron Technology Inc                47,500.00 shares                   284,120        1,644,688

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                       CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE             COST            VALUE
- - -------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Minnesota Mng & Mfg Co              9,300.00 shares                   $   308,540     $   461,513

Mirage Resorts Inc                  9,700.00 shares                       225,530         181,875

Mobil Corp                          3,060.00 shares                       186,522         249,390

Molex Inc Cl A                      16,600.00 shares                      498,573         610,050

Morton Intl Inc Ind                 7,090.00 shares                       306,947         553,020

Motorola Inc                        32,000.00 shares                    1,352,757       1,428,000

Nalco Chem Co                       6,100.00 shares                       207,664         194,438

NationsBank Corp                    52,300.00 shares                    2,578,693       2,686,913

Newbridge Networks Corp             3,800.00 shares                       219,543         130,625

Nine West Group Inc                 12,519.00 shares                      341,491         328,624

Norfolk Southn Corp                 18,090.00 shares                      856,112       1,139,670

Office Depot Inc                    27,000.00 shares                      548,977         543,375

Omnicom Group                       27,500.00 shares                    1,063,838       1,326,875

Oracle Sys Corp                     16,200.00 shares                      448,619         607,500

Owens Ill Inc New                   115,000.00 shares                   1,233,885       1,265,000

Oxford Health Plans Inc             2,600.00 shares                       154,630         115,700

Pnc Bk Corp                         27,870.00 shares                      739,995         804,746

Pacific Telesis Group               20,190.00 shares                      400,394         620,843

Pepsico Inc                         94,230.00 shares                    3,484,869       2,885,794

Perrigo Co                          18,547.00 shares                      363,277         255,021

Pfizer Inc                          73,900.00 shares                    4,600,591       4,664,938

Pharmacia Ab Sponsored Adr
 Repstg Ser A Shs                   24,340.00 shares                      372,402         368,143

Philip Morris Cos Inc               11,540.00 shares                      486,909         594,310

Phillips Pete Co                    20,690.00 shares                      609,401         646,563

Phllips Van Heusen Corp             7,800.00 shares                       223,780         195,975

Pitney Bowes Inc                    23,700.00 shares                      641,243         903,563

Pittston Services Group             16,800.00 shares                      480,420         457,800

Promus Cos Inc                      17,500.00 shares                      585,548         518,438

Pultte Corp Com                     21,360.00 shares                      622,108         491,280

Regions Finl Corp                   17,943.00 shares                      525,915         625,762

Repsol Sa sponsored Adr             26,370.00 shares                      629,313         754,841

Reuters Hldgs Plc Adr B             23,400.00 shares                      691,313         912,600

Rhone Poulenc Rorer                 5,980.00 shares                       215,452         182,390

Rockwell Intl Corp                  45,000.00 shares                    1,085,744       1,681,875

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, PAR OR                       CURRENT
      LESSOR OR SIMILAR PARTY                   MATURITY VALUE             COST           VALUE
- - -------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Rollins Truck Leasing Corp          75,000.00 shares                  $1,262,602      $1,256,250

Rubermaid Inc                       66,570.00 shares                   1,977,656       1,747,463

Salomon Bros Fd Inc                 53,938.00 shares                     605,742         660,741

Sara Lee Corp                       15,240.00 shares                     208,707         323,850

Schering Plough Corp                43,880.00 shares                   2,432,174       2,687,650

Sensormatic Electrs Corp            49,250.00 shares                   1,378,070       1,415,938

Sequent Computer Sys Inc            85,000.00 shares                   1,492,250       1,158,125

Shawmut Natl Corp Wt Exp            305,000 shares                             -           1,449

Sherwin Williams Co                 18,000.00 shares                     361,413         567,000

Signet Bkg Corp                     50,000.00 shares                   1,398,750       2,018,680

Southwestern Bell Corp              4,560.00 shares                      119,768         198,360

Stewart Enterprises Inc Cl A        26,600.00 shares                     578,975         578,550

Stratus Computer Inc                40,000.00 shares                   1,305,750       1,130,000

Stride Rite Corp                    101,000.00 shares                  1,794,430       1,313,000

Stryker Corp                        19,000.00 shares                     533,008         503,500

Tig Hldgs Inc                       23,800.00 shares                     533,538         476,000

Tjx Cos Inc New                     58,500.00 shares                   1,521,596       1,279,688

Tnt Freightways Corp                69,500.00 shares                     865,621       1,598,500

Talbots Inc                         5,000.00 shares                      138,160         150,000

Tele Communications Inc Cl A        60,500.00 shares                   1,633,574       1,232,688

Telefonos De Mexico S A
 Sponsored Adr Repstg Sh Ord L      41,100.00 shares                   1,732,201       2,296,463

Temple Inland Inc                   23,500.00 shares                     721,626       1,119,188

Tenneco Inc                         25,000.00 shares                   1,211,200       1,159,375

Texaco Inc                          38,100.00 shares                   2,270,090       2,300,288

Texas Instrs Inc                    24,000.00 shares                   1,553,365       1,908,000

Time Warner Inc                     29,500.00 shares                     648,127       1,047,250

Toys R Us Inc                       48,700.00 shares                   1,782,040       1,594,925

Transatlantic Hldgs Inc             61,100.00 shares                   2,528,096       3,192,475

Travelers Inc                       70,000.00 shares                   1,016,887       2,257,500

Unilever N V Adr                    5,130.00 shares                      444,540         516,848

Union Camp Corp                     12,060.00 shares                     514,446         547,223

Union Elec Co                       6,000.0 shares                       196,530         189,750

Union Pac Corp                      45,280.00 shares                   2,255,713       2,563,980

United Healthcare Corp              26,400.00 shares                     823,461       1,191,300

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, PAR OR                        CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE              COST           VALUE
- - -------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
United Retail Group Inc             20,317.00 shares                   $   376,969     $  152,378

U S Healthcare Inc                  62,615.00 shares                     2,027,839      2,316,755

Unocal Corp                         9,400.00 shares                        286,352        269,075

Value Health Inc                    5,600.00 shares                        193,021        214,200

Ventritex Inc                       10,100.00 shares                       206,656        188,113

Vivra Inc                           8,400.00 shares                        152,770        201,600

Vodafone Group Plc Sponsored Adr    17,000.00 shares                       971,380      1,287,750

Wmx Technologies Inc                50,000.00 shares                     1,468,340      1,325,000

Wal-Mart Stores Inc                 176,200.00 shares                    4,766,615      4,272,850

Wall Data Inc                       2,300.00 shares                        101,309         90,275

Washington Post Co Cl B             6,000.00 shares                      1,462,139      1,387,500

Waste Mgmt Intl Plc Sponsored
 Adr                                12,400.00 shares                       227,888        223,200

Wellpoint Health Networks Inc       45,500.00 shares                     1,225,555      1,342,250

Wells Fargo & Co                    12,000.00 shares                       852,026      1,804,500

Werner Enterprises Inc              29,400.00 shares                       659,516        815,850

West One Bancorp                    29,400.00 shares                       770,889        845,250

Willamette Inds Inc                 35,000.00 shares                     1,284,375      1,513,750

Wisconsin Energy Corp               27,440.00 shares                       712,063        655,130

Wolters Kluwer N V Sponsored
 Adr                                10,654.00 shares                       563,017        629,747

PIC Invt Tr Endeav or Growth Fd     6,778,046.91 principal              71,296,725     71,237,273

Rowe T Price Equity Income Fd       9,181,030.46 principal             139,774,301    147,722,780
                                                                  -----------------------------------
Total Common Stock                                                     429,522,215    468,878,962
                                                                  -----------------------------------
COMMON /COLLECTIVE TRUSTS
Mgt Comm Fd Real Estate Fd          69,581.00 principal amount          27,713,949     24,448,259

Wells Fargo Bank Equity Index
 Fund                               1,413,164.00 principal amount      118,936,871    140,588,547
                                                                  -----------------------------------
Total Common/Collective Trusts                                         146,650,820    165,036,806
                                                                  -----------------------------------

UNALLOCATED INSURANCE CONTRACTS
Allstate Life Ins Co #GA-5526       5,000,668.40 principal, 5%
                                     interest, due 6/30/98               5,000,668      5,000,668

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, PAR OR                        CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE              COST           VALUE
- - -------------------------------------------------------------------------------------------------
UNALLOCATED INSURANCE CONTRACTS (CONTINUED)
Metropolitan Life GAC #11747-5      10,747,136.52 principal, 9.310%
                                     interest, due 7/1/94             $ 10,747,137   $ 10,747,137

Confederation Life GIC #62281       3,238,048.95 principal, 9.130%
                                     interest, due 8/13/95               3,238,049      3,238,049

Confederation Ins GIC #62298        5,385,202.28 principal, 9.320%
                                     interest, due 8/30/95               5,385,202      5,385,202

Trans Occidental Lf Ins #51050      2,793,951.60 principal, 8.650%
                                     interest, due 12/31/97              2,793,952      2,793,952

Peoples Security Life Ins Co GIC    2,085,061.72 principal
 #BDA00238FR                                                             2,085,062      2,085,062

Peoples Sec Lf Ins Co #00240FR      2,065,287.36 principal, 8.130%
                                     interest, due 2/1/96                2,065,287      2,065,287

United Omaha GIC #SDGA-10142        1,567,417.83 principal, 8.5%
                                     interest, due 12/19/94              1,567,418      1,567,418

Provident Natl GIC #027-04868       6,754,665.76 principal, 9.0%
                                     interest, due 1/3/95                6,754,666      6,754,666

Provident Natl #027-04868-02        4,467,111.74 principal, 8.7%
                                     interest, due 1/15/96               4,467,112      4,467,112

Confederation Life Ins #62397       5,167,581.33 principal, 8.530%
                                     interest, due 2/3/96                5,167,581      5,167,581

State Mutual Life Ins GA-91774      5,135,765.77 principal, 8.070%
                                     interest, due 2/27/95               5,135,786      5,135,786

Prudential Ins Amer #GA-6394503     25,735,957.52 principal, 8.050%
                                     interest, due 7/1/96               25,735,958     25,735,958

Life Ins Co Vir Ct #GS-1783         5,306,343.86 principal, 8.830%
                                     interest, Open Mat                  5,306,344      5,306,344

Hartford Life Ins GIC #GA-9257      5,008,861.12 principal, 6.750%
                                     interest, due 12/19/94              5,008,861      5,008,861

New York Life Ins GA#-06406         4,173,408.21 principal, 6.850%
                                     interest, due 11/1/95               4,173,408      4,173,408

Hartford Life Ins Co GA#9272        4,063,250.05 principal, 6.820%
                                     interest, due 3/20/95               4,063,250      4,063,250

State Mutual Life GIC 91774-03      2,549,383.07 principal, 5.830%
                                     interest, due 8/15/94               2,549,383      2,549,383

                 Harris Corporation Retirement Plan Master Trust

                     Assets Held for Investment (continued)

                                 June 30, 1994


                                         DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, PAR OR                        CURRENT
      LESSOR OR SIMILAR PARTY                  MATURITY VALUE              COST           VALUE
- - ------------------------------------------------------------------------------------------------------
UNALLOCATED INSURANCE CONTRACTS (CONTINUED)
Metropolitan Life Ins GAC13146      22,892,270.16 principal, 6.990%
                                     interest, due 4/30/97         $   22,892,270      $   22,892,270

Continental Assur Gic GP-12833      5,421,494.21 principal, 4.840%
                                     interest, due 10/15/95             5,421,494           5,421,494

Continental Assurance Co GIC        2,717,202.22 principal, 5.280%
                                     interest, due 7/17/95              2,717,202           2,717,202

Continental GIC #GP-12833-026       3,508,799.54 principal, 6.160%
                                     interest, due 9/19/96              3,508,780           3,508,780

Continental GIC #GA-12881           21,048,397.49 principal, 5.370%
                                     interest, due 4/15/98             21,048,397          21,048,397

United of Omaha Life Ins-10747      2,044,186.29 principal, 4.800%
                                     interest, due 1/15/97              2,044,186           2,044,186

New York Life Ins Co #GA-06885      3,062,431.20 principal, 4.660%
                                     interest, due 12/20/96             3,062,431           3,062,431

Hartford Life Ins Co GA-9880        3,566,897.33 principal, 5.060%
                                     interest, due 3/31/97              3,566,897           3,566,897

Canada Life Assurance #P45832       20,082,490.95 principal, 6.750%
                                     interest, due 5/26/99             20,082,491          20,082,491

Allstate Life Ins Co GIC #6532      5,013,555.61 principal, 6.810%
                                     interest, due 7/27/98              5,013,556           5,013,556

CDC Invt Mgmt Corp GIC #121-01      4,026,423.72 principal amount,
                                     6.650% interest, due 3/31/98       4,026,424           4,026,424
                                                                   ------------------------------------
Total Unallocated Insurance Contracts                                 194,629,252         194,629,252
                                                                   ------------------------------------
Participant loans                                                      40,405,954          40,405,954
                                                                   ------------------------------------
Total Investments                                                  $1,194,737,777      $1,244,028,054
                                                                   ====================================


              Harris Corporation Retirement Plan Master Trust

         Transactions or Series of Transactions in Excess of 5 Percent
                       of Current Value of Plan Assets

                           Year ended June 30, 1994


    IDENTITY OF ISSUER,      DESCRIPTION OF INVESTMENT,
    BORROWER, LESSOR OR       INCLUDING MATURITY DATE,
       SIMILAR PARTY          RATE  OF INTEREST, PAR OR        SELLING        PURCHASE PRICE/      NET GAIN
                                   MATURITY VALUE               PRICE         COST OF ASSETS        (LOSS)
- - -----------------------------------------------------------------------------------------------------------------
 CATEGORY (III) - SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

TBC Inc. Pooled Employee      971 purchases - 376,467,010                      $376,467,010
  Funds Daily Liquidity         shares
  Fund

TBC Inc. Pooled Employee      613 sales - 378,912,449        $378,912,449       378,912,449      $       -
  Funds Daily Liquidity         shares
  Fund

Bank of America short-term    29 purchases - 30,113,047                         30,113,047
  investment fund               shares

Bank of America short-        24 sales - 40,527,277            40,527,277       40,527,277               -
  term investment fund          shares


THERE WERE NO CATEGORY (I), (II) OR (IV) REPORTABLE TRANSACTIONS DURING FISCAL YEAR 1994.


                                   SIGNATURES


        The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                      Harris Corporation Retirement Plan

                                      /s/ Jeffrey P. Morrill
Date:  December 23, 1994              --------------------------------------
                                          Jeffrey P. Morrill
                                          Plan Administrator


                                      Harris Corporation Union Retirement Plan

                                      /s/ Jeffrey P. Morrill
                                      --------------------------------------
                                          Jeffrey P. Morrill
                                          Plan Administrator

                                     INDEX

Exhibit                            Description of Exhibit
- - --------                           --------------------------
Exhibit No. 23 --                 Consent of Ernst & Young
                                  (the Plans' Independent Accountants)

Exhibit No. 99(a) --              Harris Corporation Retirement Plan
                                  (Incorporated by reference to Exhibit No. 10(g) to
                                  Annual Report on Form 10-K [Commission File No.
                                  1-3863] for the fiscal year ended June 30, 1994).

Exhibit No. 99(b)--               Harris Corporation Union Retirement Plan
                                  (Incorporated by reference to Exhibit 99(a) to the
                                  Registration Statement on Form S-8 filed
                                  with the Securities and Exchange Commission
                                  on September 3, 1993 [Registration No. 33-50167]).